

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Via E-mail

Ms. Jennifer S. Grafton
General Counsel and Secretary
Westmoreland Coal Company
2 North Cascade Avenue, 2nd Floor
Colorado Springs, Colorado 80903

> **Re:** **Westmoreland Coal Company**
> **Registration Statement on Form S-1**
> **Filed June 30, 2011**
> **File No. 333-175254**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 1-11155**

Dear Ms. Grafton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please be advised that comments on the Form 10-K must be resolved before the desired effective date of the registration statement.

2. We note your statement on the prospectus cover page that "[t]he selling securityholders received the securities in transactions exempt from the registration requirements of the Securities Act of 1933." Elsewhere, such as at page 19, you indicate that in fact the

company has not yet contributed the shares to the plan. If you have not yet contributed the shares to the retirement plan, you cannot file a registration statement for the trust's secondary offering and simultaneously claim reliance upon the Section 4(2) exemption for the company's contribution of the shares to the plan. For guidance, refer to Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please confirm your understanding in this regard, or provide us with your detailed analysis if you disagree.

3.   Given that the company has not yet contributed the shares to the retirement plan, and given your statement at page 20 that the trust will offer for sale all of the shares of common stock that the company contributes, it appears that this offering is an indirect primary offering of the company's shares, which the trust is acquiring with a view to distribution.   As such, please name the trust as an underwriter.

4.   We note that you have checked the box on your registration statement cover page indicating that the shares being registered will be offered on a delayed or continuous basis pursuant to Securities Act Rule 415. Please tell us the provision of Rule 415 on which you are relying.

Selling Securityholders, page 19

5.   We note your statement that "[w]hen [you] refer to the "selling securityholders" in this prospectus or any prospectus supplement, [you] mean those persons listed in the table below, as well as the pledgees and donees of the selling securityholder's interests." Please be advised that your registration statement must identify and provide the information required by Item 507 of Regulation S-K with respect to all known selling securityholders. You may add or substitute selling stockholders through the use of Rule 424(b) prospectus supplements under limited conditions. For guidance, refer to Question 140.03 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm your understanding of this obligation.

6.   If currently there are no pledgees or donees of the Westmoreland Retirement Plan Trust's interests, please revise your prospectus to refer consistently to one selling securityholder, as opposed to "selling securityholders" in the plural.

Incorporation of Certain Documents by Reference, page 23

7.   We note that this section does not explicitly cover reports filed during the waiting period. If you file any new reports pursuant to Exchange Act Section 15(d) before the desired effective date of your registration statement, you will need to identify the report (and any subsequent Exchange Act reports) in your incorporation by reference section prior to effectiveness. Refer to Question 123.05 of the Securities Act Forms Compliance and

Disclosure Interpretations, available on our website at
http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibit 5.1

8.   We note that the legality opinion includes significant assumptions about the actual
        issuance of the plan shares, which the prospectus indicates may take place "from time to
        time" in the future. While we permit the legality opinion in the registration statement for
        a delayed shelf offering that is declared effective to include significant assumptions about
        the actual, future issuance of the securities, you must file an amended or "clean" opinion
        as an exhibit to the registration statement whenever a takedown occurs. Further, the
        amended or "clean" opinion may not include the assumptions permitted in the earlier
        opinion. Please confirm your understanding of the legality opinions permitted and
        required for a delayed shelf offering. For guidance, refer to Question 212.05 of the
        Securities Act Rules Compliance and Disclosure Interpretations, available on our website
        at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 1 – Summary of significant accounting policies, page 55

9.   We note your disclosures indicating that you have recorded the current portions of your
        convertible notes, WRI's term and revolving line of credit and ROVA's term debt as non-
        current liabilities as a result of your February 2011 notes offering. Please explain why
        you believe your re-classification of these obligations is appropriate, citing the
        accounting literature that supports your view.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Alexandra M. Ledbetter at (202) 551-3317 or me at (201) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

Anne Nguyen Parker
Branch Chief